FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of May, 2003

                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|     Form 40-F |_|

      This Form 6-K consists of a copy of a Press Release dated May 28, 2003 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the fiscal year and three months ended March 31, 2003.


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                            [Form 6-K Signature Page]

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        HEALTHCARE TECHNOLOGIES LTD.
                                        (Registrant)


                                        By:   /S/ Daniel Kropf
                                            ------------------------
                                              Daniel Kropf
                                              Chairman of the Board

Dated: June 9, 2003


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